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July 13, 2000

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sir/Madam:

We have read the five paragraphs of Item 4 included in the Form 8-K dated July 13, 2000 of Liberty Livewire Corporation (formerly the Todd-AO Corporation) to be filed with the Securities and Exchange Commission and have the following comments:

         - We agree with the statement made in paragraph 4(a)(i) with regards to the termination of our relationship. However, we have no basis to agree or disagree with the statement in paragraph 4(a)(i) concerning the appointment of KPMG LLP.

         - We agree with the statements made in paragraph 4(a)(ii), 4(a)(iii) and 4(c).

         -        We have no basis to agree or disagree with the statements in section 4(b).


Very truly yours,



ARTHUR ANDERSEN LLP

cc: Mr. David Cottrell, Liberty Livewire Corporation